REDTONE ASIA INC.

42 mott Street, 4th Floor
New York, NY 1003

September 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Uwen Bassey Mr. Jeff Kauten

Re:	REDtone Asia Inc. Request for Withdrawal of Registration Statement on Form 10 File No. 000-56574

Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), REDtone Asia Inc. (the “Company”) hereby requests that the above-referenced registration statements on Form 10 originally filed on July 25, 2023, including all exhibits filed therewith and amendment thereto (collectively, the “Registration Statement”), be withdrawn, effective as of the date hereof.

The Registration Statement was filed with material financial inconsistencies. The Registration Statement was not declared effective, and the Company is withdrawing the Registration Statement on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

If you have any questions or comments concerning this request, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

REDtone Asia Inc.

		By:	/s/ Chongyi Yang
Yang Chong Yi
Chief Executive Officer

cc:	Wayne Chin